BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires
March 5, 2012

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are pleased to inform you that, within the framework of analysis of different alternatives for optimizing its capital structure, the shareholders of Tarjetas Regionales S.A., a subsidiary of Banco de Galicia y Buenos Aires S.A. resolved, in the Ordinary and Extraordinary Meeting held on March 2nd, to authorize the Company to take the necessary steps for a potential public offering of its shares, subject to favorable market conditions.

In this regard, said shareholders meeting has resolved to increase the capital up to the amount of $ 200,000,000, to be offered by public subscription, and to get the proper authorizations for public offering and listing of Class B ordinary shares of the Company to the appropriate agencies of Argentina and the United States of America.

Accordingly, Tarjetas Regionales S.A. will start making the necessary submissions as soon as possible.

Yours sincerely,

Patricia Lastiry

Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.